Form N-8F/A

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of  Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     MurphyMorris Investment Trust

3.   Securities and Exchange Commission File No.:

     811-21444

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed From
     N-8F?

     [ ] Initial Application        [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     1551 Jennings Mill Road
     Suite 2400A
     Bogart, Georgia 30622

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Julian G. Winters
     The Nottingham Company
     116 South Franklin Street
     Post Office Box 69
     Rocky Mount, North Carolina  27802-0069
     (252) 972-9922,  ext. 215
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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Fund Administrator:        The Nottingham Company
                                116 South Franklin Street
                                Post Office Box 69
                                Rocky Mount, North Carolina  27802-0069
                                (252) 972-9922
                                Attn.:  Julian G. Winters

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end        [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     MurphyMorris Money Management Co.
     1551 Jennings Mill Road - Suite 2400A
     Bogart, Georgia 30622

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Capital Investment Group, Inc.
     17 Glenwood Avenue
     Raleigh, North Carolina 27603
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13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [  ] Yes        [X] No

     If Yes, for each UIT state:
           Name(s):

           File No.: 811-_____

           Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes        [ ] No

          If Yes, state the date on which the board vote took place:

          March 4, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes        [ ] No

          If Yes, state the date on which the shareholder vote took place:

          May 27, 2005

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes        [ ] No
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     (a)  If Yes, list the date(s) on which the fund made those distributions:

     On June 1, 2005 the Fund merged with and into the PMFM Core Advantage Portfolio Trust and shareholders received shares of the merged fund on a 1:1 ratio.

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes       [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes       [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     The Fund merged with and into the PMFM Core Advantage Portfolio Trust on June 1, 2005 and shareholders received shares of the merged fund on a 1:1 ratio. The net asset value received for those shares of the merged fund was equal to the Fund's closing net asset value as of the day prior to the merger (May 31, 2005).



     (e)  Liquidations only: N/A
          Were any distributions to shareholders made in kind?

          [ ] Yes        [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: N/A
     Has the fund issued senior  securities?

     [ ] Yes        [ ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes        [ ] No

     If No,
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     (a)  How many  shareholders  does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     [ ] Yes        [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes        [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes         [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?
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IV.  Information About Event(s) Leading to Request for Deregistration


22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

     (i)   Legal expenses:

           $ 18,000 (Approximate)

     (ii)  Accounting expenses:

           $ 1,800 (Approximate Audit and Tax preparation)

     (iii) Other expenses (list and identify separately):

           Filing and Registration: $10,000 (Approximate)
           Miscellaneous (photocopying, postage, etc.): $1,000 (Approximate)

     (iv)  Total expenses (sum of lines (i)-(iii) above):

           $30,800 (Approximate)

     (b)  How were those expenses allocated?

          All   expenses   of  the  Fund   incurred  in   connection   with  its
          reorganization were borne 100% by the investment advisor.

     (c)  Who paid those expenses?

          See Item 22b

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative processing?

     [ ] Yes         [X] No
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     If Yes,  describe  the  nature  of any  litigation  or  proceeding  and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes        [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          PMFM Core  Advantage  Portfolio  Trust,  which is a series of the PMFM
          Investment  Trust   (Securities  and  Exchange   Commission  File  No.
          811-21317)

     (b)  State the file number of the fund surviving the Merger:

          811-21317

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

          Form: N-14
          File No: 333-103714
          Filing Date: March 9, 2005

          Form: N-14/A
          File No: 333-103714
          Filing Date: April 12, 2005; May 20, 2005

     (d) If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MurphyMorris Investment Trust, (ii) he is the Secretary of MurphyMorris Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                   /s/ Julian G. Winters
                                   _________________________________
                                   Julian G. Winters
                                   Secretary, MurphyMorris Investment Trust